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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2015 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CORNERSTONE MACRO LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN KILLORIN (212) 257-4960
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Stephen Killorin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Macro LLC, as of March 31 ,20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK VIEIRA
Notary Public, State of New York
Registration #01VI6303021
Qualified In Nassau County
Commission Expires May 12, 2018



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
MARCH 31, 2016

TABLE OF CONTENTS



COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Cornerstone Macro LLC

We have audited the accompanying statement of financial condition of Cornerstone Macro LLC as of March 31, 2016. This financial statement is the responsibility of Cornerstone Macro LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cornerstone Macro LLC as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
May 26, 2016

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS		
Cash and cash equivalents	$	9,173,203
Fees receivable		1,285,995
Due from clearing broker		1,830,785
Deposit with clearing broker		250,232
Fixed assets, net		151,151
Other assets		477,541
TOTAL ASSETS	$	13,168,907
LIABILITIES AND MEMBER'S EQUITY		
Accrued employee compensation	$	3,419,004
Deferred revenue		1,809,625
Accrued expenses		420,226
Accrued state and local taxes		92,135
TOTAL LIABILITIES		5,740,990
Commitments and contingencies (Notes 4, 5 and 6)		
MEMBER'S EQUITY		7,427,917
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,168,907

See accompanying notes to statement of financial condition.

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Macro LLC ("Company"), a wholly-owned subsidiary of Cornerstone Macro LP ("Parent"), became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") effective April 29, 2014, the date the broker-dealer approval was obtained. The Company provides macroeconomic, policy, portfolio strategy and technical analysis research to its institutional clientele. Additionally, the Company provides options strategy research and trading and operates an equities trading desk, which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not receive or maintain possession or control of any customer funds or securities.

Since the Company is a limited liability company, the Parent, as a member, is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition

Revenues from the sale of research are recorded when the services have been provided and when the amounts billed are deemed collectible. Research fees on a subscription basis invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition. Commissions earned are recognized on a trade-date basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fees receivables

Fees receivable are stated at the amount the Company expects to collect. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At March 31, 2016, there was no allowance for uncollectible accounts.

Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease. Upon disposal, the assets and related accumulated depreciation are removed from the accounts, and any related gains or losses are reflected in current earnings.

Income taxes

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets and liabilities are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Parent and the Company are subject to tax examinations by federal, state and local taxing authorities for all years since inception.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the statement of financial condition.

NOTE 3. FIXED ASSETS

Fixed assets consisted of the following at March 31, 2016:

Equipment	$ 197,099
Leasehold improvements	43,348
Furniture and fixtures	35,284
	275,731
Less: accumulated depreciation	(124,580)
Fixed assets, net	$ 151,151

NOTE 4. EMPLOYEE BENEFIT PLAN

Defined contribution plans

The Company has a defined contributory profit-sharing plan under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The Company may make matching contributions equal to 100% of the employee's first 1% of compensation and 50% of the employee's next 5%. Employees vest immediately in the Company's match.

Effective January 1, 2015, the Company adopted a defined contributory profit-sharing plan under Section 401(a) of the Code covering substantially all of the Company's employees. Contributions to the plan by the Company are discretionary.

Defined benefit plan

Effective April 1, 2015, the Company adopted a non-contributory cash balance defined benefit plan primarily covering the Member. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a March 31 measurement date for its plan.

NOTE 4. EMPLOYEE BENEFIT PLANS (cont'd)

Defined benefit plan (cont'd)

Funded status of the plan:		
Benefit obligation at March 31, 2016	$	773,206
Fair value of plan assets at March 31, 2016		708,500
Accrued benefit liability as of March 31, 2016 plan measurement date	$	64,706

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended March 31, 2016:

Discount rate	4.25%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0.00%

To set up the plan's investment advisory account, the Company's pension plan was funded with $708,500 at March 31, 2016, which was invested in a money market mutual fund. The target asset allocation is to have 50%, 40% and 10% of the plan assets invested in equity funds, short-term fixed-income funds and alternative funds, respectively.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

NOTE 4. EMPLOYEE BENEFIT PLANS (cont'd)

Defined benefit plan (cont'd)

Projected pension benefit payments are as follows:

Year ending March 31:		
2017	$	-
2018		-
2019		-
2020		1,243,269
2021		-
For the five year period April 1, 2022 to March 31, 2026		-
Total	$	1,243,269

NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing brokers on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to clearance agreements. The Company has agreed to indemnify its clearing brokers for losses they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. Under the terms of one of the clearing agreements, the Company maintains a minimum deposit of $250,000 with the clearing broker.

The Company's cash held in accounts at its clearing brokers is subject to the credit risk of the clearing brokers. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits.

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

NOTE 6. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement with the Parent (the "Arrangement"), which is renewed annually, the Company's allocated portion of the Parent's leased facilities is 100%, and the Company pays the rent directly to the third parties.

At March 31, 2016, the Parent's future minimum rental commitments for the leased facilities are as follows:

Year ending March 31:	
2017	$ 568,817
2018	549,525
2019	91,792
Total	$1,210,134

NOTE 7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule"). This requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, ("AI") or $100,000. Further, the Rule requires that the ratio of AI to net capital shall not exceed 15 to 1.

At March 31, 2016, the Company had net capital of $6,650,002 which was $6,360,934 in excess of its required net capital of $289,068. The Company's ratio of AI to net capital was 0.65 at March 31, 2016.